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Richard White · 2nd

Founder / CEO

San Francisco, California, United States · Contact info

3,392 followers · 500+ connections

3 mutual connections: Orkhan Aslanov, Spencer Shulem, and 1 other

+ Follow | Message | More

Fathom (YC W21)

Featured

Post

🚀 With our recently announced $4.7M seed round we are hirin...

FATHOM

Jobs at Fathom (W21) | Y Combinator's Work at a...
workatastartup.com · 1 min read

96 · 5 comments

Post

This is a huge milestone for Fathom and a reflection of ho...

Fathom raises $4.7M for its AI notetaker
techcrunch.com · 3 min read

139 · 35 comments

Post

Had a great time talking with Elizabeth Frederick abou...

NEW EPISODE
LET'S TALK SALES
with Richard White

16

Activity

+ Follow

3,392 followers

Richard White reshared a post · 1w

Richard White posted this · 2mo

Fathom's seen 1,240% DAU growth in less than a year all as a remote-first company...

What's been key in attaining this growth as a remote team is: ...show more

116 · 24 comments

Richard White posted this · 3mo

When pivoting to a top down sales motion at my last startup, I found myself leading the Sales team and becoming all too familiar with the challenges around forecasting which deals we would and would not win.
...show more

70 · 18 comments

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Experience

Founder / CEO
Fathom (YC W21) · Full-time
Sep 2020 - Present · 2 yrs 1 mo

I LOVE talking to customers and prospects. But I hate trying to talk and take notes, trying to edit those notes into something understandable, and the inevitable disappointment of sharing those not ...see more

UserVoice
15 yrs

Chairman Of The Board
Aug 2020 - Present · 2 yrs 2 mos

Founder, CEO
Oct 2007 - Aug 2020 · 12 yrs 11 mos

UserVoice was born out of my frustrations at Kiko (YC S05) of not having an easy way to understand the firehose of feedback I was getting from our users. ...see more

Side Project
SlimTimer.com
Jun 2006 - Sep 2009 · 3 yrs 4 mos

SlimTimer was first and foremost an experiment in how far I could take a product without any outside help. I did everyone from development to design to marketing. ...see more

OSS Project Lead
AjaxScaffold & ActiveScaffold
Feb 2006 - Oct 2007 · 1 yr 9 mos

Building web apps is fun but building the backend CRUD interfaces needed to administer them is not.
...see more

Product Design Lead
Kiko.com (YC S05)
Oct 2005 - Jul 2006 · 10 mos

A single cold email to Justin Kan and Emmett Shear telling them how technically impressive, but poorly

designed, their newly launched, web-based calendar app was led to me being the person em ...see more

Show all 7 experiences →

Education


North Carolina State University
BA, Computer Science
Activities and societies: Advanced Undergraduate Research In Computer Science (AURICS)

3.8 Cumulative / 3.8 Major GPA – Summa Cum Laude
Relevant Courses: Web Services (Graduate Level), Computer Networks (Graduate Level), Cor ...see more

Skills

User Experience
 Endorsed by John Manoogian III and 3 others who are highly skilled at this

 Endorsed by 6 colleagues at UserVoice

 38 endorsements

Software Development
 Endorsed by Rahul Vohra who is highly skilled at this

 Endorsed by 4 colleagues at UserVoice

 17 endorsements

CSS
 14 endorsements

Show all 24 skills →

Recommendations

Received   Given

 **Jim Wright** · 3rd
Director, Development at BCL
October 20, 2005, Jim was senior to Richard but didn't manage Richard directly

Rich is one of those developers who can see the whole picture and find a real world solution, not just a fix for a particular technical issue. I highly recommend him for any position that requires the skills to design productive, innovative applications which push the limits of a standard user interface.

Interests

Companies   Groups   Schools

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